I, Lisa Newmann, certify that:

(1) The financial statements of Sazi Foods, LLC included in this form are true and complete in all material respects; and

(2) Sazi Foods, LLC has not yet filed a tax return for the fiscal year ended on December 31st, 2023.

DocuSigned by:

Lisa Newmann

CEO

Date: 4/24/2024

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.